INTERNATIONAL TECHNOLOGY SYSTEMS, INC.
222 Amalfi Drive
Santa Monica, California 90402

December 15, 2008

Board of Directors
International Technology Systems, Inc.

Re: Resignation From Board of Directors

To Whom It May Concern:

Effective immediately I hereby resign from the Board of Directors of International Technology Systems, Inc.

Sincerely,

/s/ Felizian Paul
Felizian Paul